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                                    Form 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                         For the month of October, 2003

                              CONVERIUM HOLDING AG
                  ---------------------------------------------
                 (Translation of registrant's name into English)

                                 Baarerstrasse 8
                                   CH-6300 Zug
                                   Switzerland
                     --------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F   X        Form 40-F
                                   -------              -------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes             No    X
                                   -------        -------

If "Yes" is marked, indicate the file number assigned to the registrant in
connection with Rule 12g3-2(b):  82-   Not Applicable



                              Converium Holding Ltd

Zug, Switzerland - October 3, 2003 - Converium today announces the promotion and appointment of four new members to its Global Executive Committee (GEC). These appointments are coupled with changes to Converium's organizational and financial reporting structures. With these changes, Converium achieves full alignment between structure and strategy.


New Members of Converium's Global Executive Committee appointed

Converium's Global Executive Committee (GEC) has been expanded. The Board of Directors of Converium Holding Ltd has appointed four new members - Dr Hans Peter Boller, Christian Felderer, Christoph Ludemann, and Gary Prestia - to the GEC.

The Board of Directors has also approved changes to the assigned responsibilities of the GEC. The newly structured GEC is composed of:

Dirk Lohmann - Chief Executive Officer,

and the following Executive Vice Presidents:

Frank Schaar - Standard Property & Casualty Reinsurance,
Benjamin Gentsch - Specialty Lines,
Christoph Ludemann - Life & Health Reinsurance,
Gary Prestia - Chief Technical Officer, Hans Peter Boller - Chief Risk Officer, Martin Kauer - Chief Financial Officer, and Christian Felderer - General Legal Counsel.

The CVs of all members of the GEC are attached to this press release.

Richard Smith, CEO of Converium North America and a member of the GEC, has stepped down as planned from his responsibilities. To ensure an orderly transition of responsibilities, he will continue to work with the management team until his normal retirement at the end of 2003.


Amendments to Converium's organizational and financial reporting structure

At the time of its IPO in December 2001, Converium adopted an organizational model based on geography. This structure was driven by the historical development of its then parent, Zurich Financial Services. Over its first 22 months as an independent reinsurer, Converium has become more globally integrated, and the issues of legal entity and geography have become less relevant criteria when determining business strategy, capital allocation and the adoption of best practice throughout the organization. It is now apparent that a structure based on global functional areas is required to ensure that Converium is fully aligned with its strategy, and to deploy company resources and capabilities most efficiently.

As a result, the Board of Directors has approved the following changes to the organizational and financial reporting structures:

-- The new management structure centers on global functional areas and will replace the current organizational structure, which is primarily based on geography.

--   There are now three new global business segments:

     --   Standard Property & Casualty Reinsurance,

     --   Specialty Lines, and

     -- Life & Health Reinsurance.

-- Starting with the 3rd quarter 2003, Converium's financial reporting will reflect the new segment structure. Additionally, Converium will separately report the administration expenses of its Corporate Center, such as the Board of Directors, the GEC, and global functions.

With this structure, Converium has fully aligned its operating platform with its global strategy. At the same time, the new segment reporting structure allows a better assessment of the execution of Converium's strategy. For the sake of clarity, please note that there are no changes whatsoever to previously disclosed consolidated statements of income, balance sheets, cash flow statements, and management's discussion and analysis of financial condition and results of operations (MD&A).

The detailed split of lines of business by segment is as follows:

--   Standard Property & Casualty Reinsurance:

     --   General Third Party Liability,

     --   Motor,

     --   Personal Accident (assumed from non-life insurers), and

     --   Property;

--   Specialty Lines:

     --   Agribusiness,

     --   Aviation & Space,

     --   Credit & Surety,

     --   Engineering,

     --   Marine & Energy,

     --   Professional Liability and other Specialty Liability, and

     --   Workers' Compensation;

--   Life & Health Reinsurance:

     --   Life and Disability, and

     --   Accident and Health.

Converium will continue to deliver non-traditional/finite solutions to its clients across all lines of business.


Quotes from Management
Dirk Lohmann, CEO of Converium, said:

"The changes announced today are a logical step in Converium's evolution, allowing us to fully align our management and financial reporting structures with our strategy. We will be able to offer our clients even better levels of service, wherever they are in the world, while giving our stakeholders a clearer understanding of the strength of our business and its potential for further growth. These changes enable us to live up to our aspirations to be `the next Re generation'."

"I am particularly pleased that we were able to staff the new GEC positions with internal candidates - a true sign of the depth of talent that Converium as an organization is able to attract, develop and retain."

"Finally, I would personally like to thank Richard Smith for his contribution to the successful launch of Converium as an independent company. It is a testament to his leadership that we were able to find so many well-qualified candidates for new global responsibilities."



Martin Kauer, CFO of Converium, said:

"Structure follows strategy - Converium's new organization consistently follows our strategy. We are confident that the new segment structure will enhance the understanding of Converium's strategy, and allow us to become even more comparable to our peers and more transparent in our financial reporting."


                                  * * * * * * *

The company has made it a policy not to provide any quarterly or annual earnings guidance and it will not update any past outlook for full year earnings. It will, however, provide investors with perspective on its value drivers, its strategic initiatives and those factors critical to understanding its business and operating environment.


Enquiries:

Michael Schiendorfer                      Zuzana Drozd
Media Relations Manager                   Head of Investor Relations

michael.schiendorfer@converium.com        zuzana.drozd@converium.com

Phone:           +41 (0) 1 639 96 57      Phone:             +41 (0) 1 639 91 20
Fax:             +41 (0) 1 639 76 57      Fax:               +41 (0) 1 639 71 20


About Converium

Converium is an independent leading global multi-line reinsurer. Today Converium ranks among the top ten professional reinsurers and employs more than 800 people in 22 offices around the globe. Converium has an "A" rating (stable outlook) both from Standard & Poor's and A.M. Best Company.


Important Disclaimer

This document contains forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. It contains forward-looking statements and information relating to the Company's financial condition, results of operations, business, strategy and plans, based on currently available information. These statements are often, but not always, made through the use of words or phrases such as `expects', `should continue', `believes', `anticipates', `estimates' and `intends'. The specific forward-looking statements cover, among other matters, the improving reinsurance market, the expected losses related to the September 11, 2001 attack on the United States, the outcome of insurance regulatory reviews, the Company's operating results, the rating environment and the prospect for improving results. Such statements are inherently subject to certain risks and uncertainties. Actual future results and trends could differ materially from those set forth in such statements due to various factors. Such factors include general economic conditions, including in particular economic conditions; the frequency, severity and development of insured loss events arising out of catastrophes, as well as man-made disasters such as the September 11, 2001 attack on the United States; the ability to exclude and to reinsure the risk of loss from terrorism; fluctuations in interest rates; returns on and fluctuations in the value of fixed income investments, equity investments and properties; fluctuations in foreign currency exchange rates; rating agency actions; changes in laws and regulations and general competitive factors, and other risks and uncertainties, including those detailed in the Company's filings with the U.S. Securities and Exchange Commission and the SWX Swiss Exchange. The Company does not assume any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.







www.converium.com

CVs
Dirk Lohmann is the Chief Executive Officer of Converium. He joined Zurich Financial Services in September 1997 as Chief Executive Officer of its reinsurance operation in Zurich and of its German operating subsidiary, Zurich Ruckversicherung (Koln) AG. In July 1998, Mr Lohmann was appointed as a member of the Group Executive Board of Zurich Financial Services, serving as the Chief Executive Officer of its global reinsurance operations. Before joining Zurich Financial Services, Mr Lohmann held various management positions at Hannover Re between 1980 and 1997, most recently as a member of the Executive Board of Management. Mr Lohmann received a Bachelor of Arts degree in economics and political science from the University of Michigan, Ann Arbor.

Frank Schaar is the Executive Vice President for Standard Property & Casualty Reinsurance. He joined Zurich Ruckversicherung (Koln) AG as Chief Executive Officer in 2000. Previously he was employed by Hannover Re for 17 years through 1999, most recently serving as a Managing Director and a member of the extended board in charge of Asia, Australia and Africa. From 1982 until 1997, Mr Schaar served as Senior Vice President with responsibility for Germany. Mr Schaar holds a degree in insurance economics and worked as a lecturer in reinsurance at the Institute for Professional Development of the Insurance Association in Hannover for ten years.

Benjamin Gentsch is the Executive Vice President for Specialty Lines. In 1998, he joined Zurich Re as the Chief Underwriting Officer Overseas where he was given the task of strengthening the company's position in the Asian, Australian, African and Latin American markets. In addition, he took charge of the Global Aviation reinsurance department and built up the Professional Risk and Global Marine reinsurance departments. In September 2002, Mr Gentsch was appointed Chief Executive Officer of Converium Zurich. Previously, between 1986 and 1998, Mr Gentsch held various positions at Union Re, Zurich, where from 1990 he was responsible for treaty reinsurance business in Asia and Australia. Mr Gentsch studied business administration at the University of St. Gallen, focusing on risk management and insurance.

Christoph Ludemann is the Executive Vice President for Life & Health. He joined Converium in September 2002, bringing to the company 20 years experience in the reinsurance market. From 1990 until 2002 Mr Ludemann was responsible for GeneralCologne Re's European and Latin American life and health markets, and from 1995 until 2002 he was also a member of the Executive Board of GeneralCologne Re of Vienna. Previously, between 1983 and 1990, he worked as GeneralCologne Re's Marketing Manager for the Netherlands, Scandinavia and Austria. Mr Ludemann has a degree in mathematics and insurance economics from the University of Cologne.

Gary Prestia is the Chief Technical Officer and an Executive Vice President of Converium. He has overall responsibility for Underwriting Controlling and Cycle Management, Global Risk Pooling and Retention Management, Global Claims and Strategic Planning. Mr Prestia joined Zurich Reinsurance (North America) Inc. in 1998. Previously, he held management positions in several insurance and reinsurance companies, most recently as Senior Vice President for Transatlantic Re. Mr Prestia is a Chartered Property Casualty Underwriter and Associate in Reinsurance and holds a Bachelor of Business Administration degree in property/casualty insurance from the College of Insurance, New York.

Dr Hans Peter Boller is the Chief Risk Officer and an Executive Vice President of Converium. He is responsible for Risk Management, Pricing, Reserving, Asset Liability Management (ALM), and Natural Hazard Modeling. He joined in 1999 as the Chief Actuary for Zurich Re Zurich. Prior to 1999, he was a consultant with Tillinghast-Towers Perrin. Dr Boller is a fellow of the German Actuarial Society
(DAV) and the Swiss Actuarial Society (SAV), and a member of the International Actuarial Association (IAA). He serves as Chairman of the Reinsurance Subcommittee of the IAA and is a member of the Insurance Committee of the Groupe Consultatif Actuariel Europeen and of the Risk-Based Capital Solvency Structure Working Party of the IAA, advising the European Commission and supranational bodies on actuarial matters. Dr Boller holds a Master's degree in economics and engineering and a doctorate in actuarial science from the University of Karlsruhe.

Martin Kauer is the Chief Financial Officer and an Executive Vice President of Converium. He served as Chief Financial Officer of Zurich Financial Services' global reinsurance operations since July 1998. From 1996 to 1998, Mr Kauer managed the demutualization of Rentenanstalt/Swiss Life, where he was also responsible for Strategic Planning and Controlling. Previously, Mr Kauer worked for Union Bank of Switzerland as an investment banker. Mr Kauer holds a degree in economics from the University of Zurich.

Christian Felderer is the General Legal Counsel and an Executive Vice President of Converium. He joined Zurich Re in 1997 and has 20 years experience in the insurance and reinsurance industry, most recently as Senior Legal Counsel for Zurich Re and General Counsel for Converium. Between 1990 and 1997 he had various management responsibilities within the Zurich Group's International Division, including the establishment and management of the Captives and Financial Risk Management department and management of the Claims organization of the International Division. From 1986 to 1990 he was Corporate Legal Counsel in the General Counsel's Office of the Zurich Insurance Group, and from 1983 to 1986 he was an underwriter in the Casualty department of the International Division. Mr Felderer has a law degree from the University of Zurich and is admitted to the Bar of the Canton of Zurich.




                                  * * * * * * *

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                              CONVERIUM HOLDING AG




                              By: /s/ Dirk Lohmann
                                  Name:      Dirk Lohmann
                                  Title:     CEO




                              By: /s/ Christian Felderer
                                  Name:      Christian Felderer
                                  Title:     Group General Counsel



Date:  October 3, 2003